Exhibit 99.1

February 3, 2016

Atlas Growth Partners, L.P.

425 Houston Street, Suite 300

Fort Worth, TX 76102

Attention: Mr. Mark D. Schumacher

SUBJECT:	Evaluation of Oil and Gas Reserves
To the Interests of Atlas Growth Partners, L.P.
In Certain Properties Located in Oklahoma and Texas
Utilizing Constant Economics
Effective January 1, 2016
Job 16.1770

At the request of Atlas Growth Partners, L.P. (AGP), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Mark D. Schumacher of AGP. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date. Wright understands that AGP is not a publicly reporting company to the United States Securities and Exchange Commission (SEC). However, at the request of AGP Wright utilized all reserves definitions, economic parameters, and technical considerations that are consistent with the SEC guidelines for projecting reserves, and associated cash flow to the evaluated interests. The effective date of this report is January 1, 2016. The report was completed February 3, 2016. The following is a summary of the results of the evaluation.

Atlas Growth Partners, L.P. Utilizing Constant Economics	Proved Developed			Total Proved Developed (PDP, PDNP, & PDNP-SI)	Proved Undeveloped (PUD)	Total Proved (PDP, PDNP, PDNP-SI, & PUD)
		Nonproducing
	Producing (PDP)	(PDNP)	(PDNP-SI)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	1,216.904	428.370	0.000	1,645.274	6,133.621	7,778.895
Gas, MMcf:	640.979	160.509	0.000	801.488	2,306.153	3,107.642
NGL, Mbbl:	121.773	32.831	0.000	154.604	471.713	626.317
Gas Equivalent, MMcfe: (1 bbl = 6 Mcfe)	8,673.041	2,927.715	0.000	11,600.756	41,938.157	53,538.914
Cash Flow (BTAX), M$ Undiscounted:	35,570.420	15,111.275	0.000	50,681.704	95,292.704	145,974.368
Discounted at 10% Per Annum:	25,716.994	11,408.608	0.000	37,125.608	35,336.716	72,462.320

Please note numbers in table may not add due to rounding techniques in the ARIESTM petroleum software program.

Twelve Cadillac Drive • Suite 260

Brentwood, Tennessee 37027

(615) 370-0755 Fax (615) 370-0756

www.wrightandcompany.com

Mr. Mark D. Schumacher

Atlas Growth Partners, L.P.

February 3, 2016

The properties evaluated in this report are located in Oklahoma and Texas. The results of this evaluation are presented in detail in the SUMMARIES section of this report.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. For the purposes of this report, the base product price was the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $50.28 per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and $2,587 per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana. These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The resultant average adjusted product prices are $48.73 per barrel of oil and $2.480 per Mcf of gas. The Natural Gas Liquids (NGL) product price ranged from approximately 23.2 percent to 30.0 percent of the base oil price depending on area, resulting in a weighted average adjusted price of $15.00 per barrel. The base product prices were held constant for the life of the properties.

Oil and other liquid hydrocarbon volumes are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, quantities of barrels of oil and NGL are converted into equivalent quantities of natural gas at the ratio of 1 bbl = 6 Mcfe. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes or fees, operating expenses, and investments, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The Cash Flow (BTAX) was discounted monthly at an annual rate of 10.0 percent as requested by AGP.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by this report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures considered to be necessary under the circumstances to prepare this report.

Mr. Mark D. Schumacher

Atlas Growth Partners, L.P.

February 3, 2016

Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), proved developed nonproducing shut-in (PDNP-SI), and proved undeveloped (PUD) reserves categories. The summary classification of total proved developed reserves combines the PDP, PDNP, and PDNP-SI categories, and the summary classification of total proved reserves combines the total proved developed and PUD categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude AGP from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by AGP. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by AGP with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by AGP with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. All operating costs were held constant for the life of the properties.

In accordance with the instructions of AGP, abandonment costs net of salvage values were included where appropriate. Wright has not performed a detailed study of the abandonment costs nor the salvage values and offers no opinion as to AGP’s calculations and assumptions.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of AGP, nor does Wright or any of its employees have direct financial interest in AGP. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

Mr. Mark D. Schumacher

Atlas Growth Partners, L.P.

February 3, 2016

Based on data and information provided by AGP, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of AGP in those certain properties included in this report.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours, Wright & Company, Inc. TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright, P.E.
President